EXHIBIT 99.1

MAG Silver Reports First Quarter Financial Results

VANCOUVER, British Columbia, May 08, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG”, or the “Company”) announces the Company’s unaudited consolidated financial results for the three months ended March 31, 2025 (“Q1 2025”). For details of the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2025 (“Q1 2025 Financial Statements”) and management’s discussion and analysis for the three months ended March 31, 2025 (“Q1 2025 MD&A”), please see the Company’s filings on the System for Electronic Document Analysis and Retrieval Plus (“SEDAR+”) at (www.sedarplus.ca) or on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at (www.sec.gov).

All amounts herein are reported in thousands of United States dollars (“US$”) unless otherwise specified (C$ refers to thousands of Canadian dollars).

KEY HIGHLIGHTS (on a 100% basis unless otherwise noted)

  MAG reported record net income of $28,744 ($0.28 per share) and adjusted EBITDA1 of $55,750, driven by income from Juanicipio (equity accounted) of $33,864 and MAG’s attributable interest in Juanicipio adjusted EBITDA of $59,468.

  During April 2025, Juanicipio returned a total of $61,508 to MAG: $59,400 as its second dividend, and $2,108 in interest and loan principal repayments. All loan balances to Juanicipio have now been fully repaid.

  MAG’s inaugural dividend payment was made on April 21, 2025, to shareholders on record as of April 4, 2025.

  MAG declared its second dividend, with a fixed component of $0.02 per share and an additional cash flow linked component of $0.18 per share (approximately 30% of cash received from Juanicipio), for a total dividend of $0.20 per share payable on May 28, 2025 to shareholders on record as of May 19, 2025.

  A total of 337,017 tonnes of ore at a silver head grade of 430 grams per tonne (“g/t”) (equivalent silver head grade2 of 660 g/t) was processed at Juanicipio.

  Record silver recovery of 96% at Juanicipio, up from 89% in Q1 2024, reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 as well as the benefit from ongoing optimizations in the processing plant.

  Juanicipio achieved silver production and equivalent silver production2 of 4.5 and 6.5 million ounces, respectively.

  Juanicipio generated strong operating cash flow and free cash flow1 of $86,399 and $77,438, respectively.

  Juanicipio continued to maintain its strong cost performance with cash cost1 of negative $0.91 per silver ounce sold ($8.50 per equivalent silver ounce sold3) and all-in sustaining cost1 of $2.04 per silver ounce sold ($10.64 per equivalent silver ounce sold3).

CORPORATE

  On February 3, 2025, MAG announced the appointment of John Armstrong to the Board effective January 31, 2025 as part of MAG’s ongoing and planned Board refreshment. John was previously CEO of Versamet Royalties. Prior to Versamet, John spent many years with BMO Financial Group. Most recently, he held the position of Deputy Head of Investment Banking, BMO Capital Markets where he was responsible for shaping and executing the firm’s investment banking strategy across its various industry verticals and delivering corporate finance (equity underwriting, debt underwriting and corporate lending) and advisory solutions to clients. John holds a Bachelor of Commerce from the Sauder School of Business at the University of British Columbia and an MBA with Honours from the Rotman School of Management at the University of Toronto.

EXPLORATION

  Juanicipio:
    During Q1 2025, underground infill drilling at Juanicipio totalled 6,992 metres. In 2025, drilling at Juanicipio is planned to focus on infill drilling areas of the resource expected to be mined in the near to mid-term, including Valdecañas, Anticipada, Ramal 1, Ramal 2, and Venadas veins, and the continuation of a southwardly directed program drilling off the conveyor ramp designed to test for a deep skarn target and new veins. Q1 2025 drilling assay results are pending, and regional surface drilling is expected to commence in Q2 2025.
  Deer Trail Project, Utah4:
    During Q1 2025, six pilot holes, targeting the highest priority targets at Deer Trail, totalling 1,783 metres of reverse circulation (“RC”) drilling were completed and cased at Deer Trail. The purpose of these six holes was to assess the feasibility of pre-collaring holes through the tough silicified and fractured quartzite rocks that have hampered historical drilling and setting up for core drilling at six of the best targets. The RC pre-collaring program has been successful in both reducing costs and increasing speed dramatically through the top 300 metres. Rock chips were sampled for the entire length of the six completed RC holes, with results pending.
    In Q2 2025, MAG is expected to conduct passive Ambient Noise Tomography (“ANT”) 3D seismic, airborne radiometric, and magnetic surveys over the entire project area to better map geological contrasts and structures in the subsurface and allow for refined drill targeting of potential mineralization. Following these surveys, MAG will finalize targets for future drilling.

  Larder Project, Ontario5:
    During Q1 2025, the Larder project underwent a detailed geological synthesis of all data collected in 2024. Tasks performed include, but are not limited to, the following activities:
      planning the approximately 25,000 metres drill campaign at the Instant Pond zone, which in 2024 returned surface grab samples of up to 32.1 g/t gold, scheduled to start in the second quarter of 2025;
      prioritizing 2025 field targets;
      updating geological, geophysical, structural and geochemical models;
      permitting new zones for future exploration programs; and
      upgrading infrastructure at the main site.

JUANICIPIO RESULTS

All results of Juanicipio in this section are on a 100% basis, unless otherwise noted.

Operating Performance

The following table and subsequent discussion provide a summary of the operating performance of Juanicipio for the three months ended March 31, 2025 and 2024, unless otherwise noted.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	March 31,	March 31,
	2025	2024

Metres developed (m)	3,654	4,069

Material mined (t)	347,467	325,081
Material processed (t)	337,017	325,683

Silver head grade (g/t)	430	476
Gold head grade (g/t)	1.24	1.33
Lead head grade (%)	1.61%	1.35%
Zinc head grade (%)	2.90%	2.50%

Equivalent silver head grade (g/t) (1)	660	713

Silver ounces sold (koz)	3,983	3,995
Gold ounces sold (koz)	8.72	8.90
Lead pounds sold (klb)	9,525	7,747
Zinc pounds sold (klb)	12,140	11,846

Equivalent silver ounces sold (koz) (2)	5,475	5,627

(1)	Equivalent silver head grades have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade in 2025: $29/oz silver, $2,500/oz gold, $0.90/lb lead and $1.30/lb zinc (2024: $23/oz silver, $1,950/oz gold, $0.95/lb lead and $1.15/lb zinc).
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended March 31, 2025 realized prices: $33.60/oz silver, $3,031.18/oz gold, $0.89/lb lead and $1.25/lb zinc (three months ended March 31, 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.94/lb lead and $1.08/lb zinc).

During Q1 2025, a total of 347,467 tonnes of ore were mined. This represents an increase of 7% over Q1 2024. Increases in mined tonnages at Juanicipio have been driven by access to the full strike length of the deposit and the operational ramp-up of the mine towards steady state mining and milling targets. Mining rates for the quarter were 4,009 tonnes per day (“tpd”).

During Q1 2025, a total of 337,017 tonnes of ore were processed through the Juanicipio plant. The 3% increase over Q1 2024 is mainly due to approximately 3% increase in availability of the Juanicipio processing plant, currently operating at or above nameplate per operating day, during 2025.

The silver head grade and equivalent silver head grade for the ore processed in Q1 2025 were 430 g/t and 660 g/t (Q1 2024: 476 g/t and 713 g/t). The higher silver and lower base metal head grades in Q1 2024 were the result of processing ore from higher levels of the mine, characterized by elevated silver grade, compared to deeper areas in Q1 2025. Silver metallurgical recovery during Q1 2025 was 96% (Q1 2024: 89%) reflecting the commencement of commercial pyrite and gravimetric concentrate production during Q2 2024 delivering incremental silver and gold recovery paired with ongoing optimizations in the processing plant.

The following table provides a summary of the total cash costs and all-in sustaining costs (“AISC”) of Juanicipio for the three months ended March 31, 2025, and 2024.

Key mine performance data of Juanicipio (100% basis)	Three months ended
	March 31,	March 31,
	2025	2024

Total cash costs (1)	(3,641)	9,973
Cash cost per silver ounce sold ($/oz) (1)	(0.91)	2.50
Cash cost per equivalent silver ounce sold ($/oz) (1)	8.50	8.66

All-in sustaining costs (1)	8,121	24,393
All-in sustaining cost per silver ounce sold ($/oz) (1)	2.04	6.11
All-in sustaining cost per equivalent silver ounce sold ($/oz) (1)	10.64	11.22

(1)	Total cash costs, cash cost per ounce, cash cost per equivalent ounce, all-in sustaining costs, all-in sustaining cost per ounce, and all-in sustaining cost per equivalent ounce are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q1 2025 MD&A for a detailed reconciliation of these measures to the Q1 2025 Financial Statements. Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended March 31, 2025 realized prices: $33.60/oz silver, $3,031.18/oz gold, $0.89/lb lead and $1.25/lb zinc (three months ended March 31, 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc).

The cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 for the three months ending March 31, 2025 were negative $0.91/oz and $8.50/oz (three months ended March 31, 2024: $2.50/oz and $8.66). The decrease in cash cost per silver ounce sold1 is predominantly attributable to higher by-product revenues, as a result of higher realized metal prices (mainly 44% higher gold and 16% higher zinc prices). Additionally, the lower cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 were impacted by 8% lower production cost and 11% lower treatment and refining costs.

The all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver once sold1 for the three months ended March 31, 2025 were $2.04/oz and $10.64/oz (three months ended March 31, 2024: $6.11/oz and $11.22/oz). The decrease in all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver once sold1 was primarily due to the decrease in cash cost per silver ounce sold1 and cash cost per equivalent silver ounce sold1 described above. Additionally, the lower all-in sustaining cost per ounce sold1 and all-in sustaining cost per equivalent silver once sold1 were impacted by 14% lower sustaining capital expenditures and 28% lower general and administrative expenses.

Financial Results

The following table presents excerpts of the financial results of Juanicipio for the three months ended March 31, 2025 and 2024.

	Three months ended
	March 31,	March 31,
	2025	2024
	$	$
Sales	175,235	123,689
Cost of sales:
Production cost	(33,662)	(36,787)
Depreciation and amortization	(20,583)	(22,038)
Gross profit	120,990	64,864
Consulting and administrative expenses	(3,003)	(4,189)
Extraordinary mining and other duties	(3,415)	(1,392)
Interest expense	(79)	(3,979)
Exchange gains (losses) and other	731	(1,297)
Net income before tax	115,224	54,007
Income tax expense	(38,340)	(14,249)
Net income (100% basis)	76,884	39,758
MAG’s 44% portion of net income	33,829	17,494
Interest on Juanicipio loans - MAG's 44%	35	1,751
MAG’s 44% equity income	33,864	19,244

Sales increased by $51,546 during the three months ended March 31, 2025, due to 37% higher realized metal prices and $1,125 lower treatment and refining charges driven mainly by updated favorable benchmark treatment and refining pricing terms.

Production costs decreased by $3,124 mainly due to lower mining costs ($3,357) driven by lower labour, contractors and materials costs.

Depreciation decreased by $1,455 impacted by an increase in updated reserve base (yearly assessment) for the purpose of units of production depreciation calculation.

Cash operating margin (gross profit plus depreciation divided by sales) increased from 70% to 81%, mainly due to positive commodity price movements, lower treatment and refining costs and reduced operating costs.

Other expenses decreased by $5,091 mainly as a result of lower consulting and administrative expenses ($1,186), lower interest expense ($3,900) as Juanicipio reduced its outstanding shareholder loans balance by $209,920 over the course of 2024, and positive foreign exchange differences ($2,029) offset by higher selling costs and other duties ($2,023) which were impacted by higher metal prices and the commencement of commercial pyrite concentrate production during Q2 2024.

Taxes increased by $24,091 mainly due to higher taxable profits generated during Q1 2025.

Gross Profit from Ore Processed at Juanicipio Plant (100% basis)

Three Months Ended March 31, 2025 (337,017 tonnes processed)				Three Months Ended March 31, 2024 Amount $
Metals Sold	Quantity	Average Price $	Amount $
Silver	3,982,605 ounces	33.60 per oz	133,821	94,810
Gold	8,719 ounces	3,031 per oz	26,427	18,807
Lead	4,321 tonnes	0.89 per lb.	8,524	7,100
Zinc	5,507 tonnes	1.25 per lb.	15,203	12,836
Treatment, refining, and other processing charges			(8,740)	(9,864)
Sales			175,235	123,689
Production cost			(33,662)	(36,787)
Depreciation and amortization			(20,583)	(22,038)
Gross Profit			120,990	64,484

Sales and treatment charges are recorded on a provisional basis and are adjusted based on final assay and pricing adjustments in accordance with the offtake contracts.

MAG FINANCIAL RESULTS – THREE MONTHS ENDED MARCH 31, 2025

As at March 31, 2025, MAG had working capital of $136,962 (December 31, 2024: $160,113) including cash of $156,401 (December 31, 2024: $162,347) and no long-term debt. As well, as at March 31, 2025, Juanicipio had working capital of $178,853 including cash of $130,573 (MAG’s attributable share is 44%).

The Company’s net income for the three months ended March 31, 2025 amounted to $28,744 (March 31, 2024: $14,895) or $0.28/share (December 31, 2023: $0.14/share). MAG recorded its 44% income from equity accounted investment in Juanicipio of $33,864 (March 31, 2024: $19,244) which included MAG’s 44% share of net income from operations as well as loan interest earned on loans advanced to Juanicipio (see above for a discussion of MAG’s share of income from its equity accounted investment in Juanicipio).

	For the three months ended
	March 31,	March 31,
	2025	2024
	$	$

Income from equity accounted investment in Juanicipio	33,864	19,244
General and administrative expenses	(4,964)	(3,900)
General exploration and business development	(33)	(357)
Operating Income	28,867	14,987

Interest income	1,568	827
Other income	-	537
Financing costs	(129)	(209)
Foreign exchange loss	13	(163)
Income before income tax	30,319	15,979

Deferred income tax expense	(1,575)	(1,084)

Net income	28,744	14,895

NON-IFRS MEASURES

The following table provides a reconciliation of cash cost per silver ounce of Juanicipio to production cost of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure) as presented in the notes to the Q1 2025 Financial Statements.

	Three months ended March 31,
(in thousands of US$, except per ounce amounts)	2025	2024
Production cost as reported	33,662	36,787
Depreciation on inventory movements	695	673
Adjusted production cost	34,358	37,460
Treatment, refining, and other processing costs	8,740	9,864
By-product revenues (1)	(50,154)	(38,743)
Extraordinary mining and other duties	3,415	1,392
Total cash costs	(3,641)	9,973
Add back by-product revenues (1)	50,154	38,743
Total cash costs for equivalent silver	46,513	48,716
Silver ounces sold	3,982,605	3,994,614
Equivalent silver ounces sold (2)	5,475,234	5,626,959
Cash cost per silver ounce sold ($/ounce)	(0.91)	2.50
Cash cost per equivalent silver ounce sold ($/ounce)	8.50	8.66

(1)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended March 31, 2025 realized prices: $33.60/oz silver, $3,031.18/oz gold, $0.89/lb lead and $1.25/lb zinc (three months ended March 31, 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc).

The following table provides a reconciliation of all-in sustaining costs of Juanicipio to production cost and various operating expenses of Juanicipio on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in the notes to the Q1 2025 Financial Statements.

	Three months ended March 31,
(in thousands of US$, except per ounce amounts)	2025	2024
Total cash costs	(3,641)	9,973
General and administrative expenses	3,003	4,189
Exploration	932	1,368
Sustaining capital expenditures	7,623	8,598
Sustaining lease payments	125	208
Interest on lease liabilities	(11)	(16)
Accretion on closure and reclamation costs	90	72
All-in sustaining costs	8,121	24,393
Add back by-product revenues (1)	50,154	38,743
All-in sustaining costs for equivalent silver	58,276	63,136
Silver ounces sold	3,982,605	3,994,614
Equivalent silver ounces sold (2)	5,475,234	5,626,959
All-in sustaining cost per silver ounce sold ($/ounce)	2.04	6.11
All-in sustaining cost per equivalent silver ounce sold ($/ounce)	10.64	11.22
Average realized price per silver ounce sold ($/ounce)	33.60	23.73
All-in sustaining margin ($/ounce)	31.56	17.63
All-in sustaining margin ($/equivalent ounce)	22.96	12.51
All-in sustaining margin	125,699	70,417

(1)	By-product revenues relate to the sale of other metals namely gold, lead, and zinc.
(2)	Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended March 31, 2025 realized prices: $33.60/oz silver, $3,031.18/oz gold, $0.89/lb lead and $1.25/lb zinc (three months ended March 31, 2024 realized prices: $23.73/oz silver, $2,112.27/oz gold, $0.92/lb lead and $1.08/lb zinc).

For the three months ended March 31, 2025, the Company incurred corporate G&A expenses of $4,786 (three months ended March 31, 2024: $3,755), which exclude depreciation expense.

For the three months ended March 31, 2025, the Company’s attributable silver ounces sold were 1,752,346 (three months ended March 31, 2024: 1,757,630) and attributable equivalent silver ounces sold were 2,409,103 (three months ended March 31, 2024: 2,475,862), resulting in additional all‐in sustaining cost for the Company of $2.73/oz (three months ended March 31, 2024: $2.14/oz) and $1.99/oz (three months ended March 31, 2024: $1.52/oz), in addition to Juanicipio’s all-in-sustaining costs presented in the above table.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in Juanicipio to net income (the nearest IFRS Accounting Standards measure) of the Company per the Q1 2025 Financial Statements. All adjustments are shown net of estimated income tax.

	Three months ended March 31,
(in thousands of US$)	2025	2024
Net income after tax	28,744	14,895
Add back (deduct):
Taxes	1,575	1,084
Depreciation and depletion	178	145
Finance costs (income and expenses)	(1,452)	(992)
EBITDA	29,045	15,132
Add back (deduct):
Adjustment for non-cash share-based compensation	1,101	966
Share of net earnings related to Juanicipio	(33,864)	(19,244)
MAG attributable interest in Junicipio Adjusted EBITDA	59,468	35,802
Adjusted EBITDA	55,750	32,656

The following table provides a reconciliation of free cash flow of Juanicipio to its cash flow from operating activities on a 100% basis (the nearest IFRS Accounting Standards measure), as presented in Note 5 of the Q1 2025 Financial Statements.

	Three months ended March 31,
(in thousands of US$)	2025	2024
Cash flow from operating activities	86,399	42,521
Less:
Cash flow used in investing activities	(8,836)	(14,492)
Sustaining lease payments	(125)	(208)
Juanicipio free cash flow	77,438	27,820

Qualified Persons: All scientific or technical information in this press release including assay results referred to, mineral resource estimates and mineralization, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., Vice President, Technical Services and Lyle Hansen, P.Geo, Geotechnical Director; both are “Qualified Persons” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects.

About MAG Silver Corp.

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralised material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

Certain information contained in this release, including any information relating to MAG’s future oriented financial information, are “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended and Section 27A of the U.S. Securities Act. Such forward-looking statements include, but are not limited to:

  statements regarding the declaration, timing, amount, and payment of future dividends, including future cash flow linked dividends and future periodic dividends;
  statements that address maintaining the nameplate 4,000 tpd milling rate at Juanicipio;
  statements that address our expectations regarding exploration and drilling;
  statements regarding production expectations and nameplate;
  statements regarding additional information from future drill programs;
  estimated project economics, including but not limited to, plant or mill recoveries, metals produced, metal grades, metals sold, underground mining rates;
  the estimation of mineral reserves and mineral resources;
  estimated future exploration and development operations and corresponding expenditures and other expenses for specific operations;
  the expected capital, sustaining capital and working capital requirements at Juanicipio;
  statements regarding production rates, capital and operating and other costs, anticipated life of mine, and mine plan;
  expected timing and results of surveying methodology;
  expected upside from additional exploration;
  expected results from Deer Trail Project drilling;
  expected results from Larder Project at the Fernland, Cheminis, Bear, Swansea, Long Conglomerate, Kir Vit, Twist, and Instant Pond zones and other regional targets;
  expected capital requirements and sources of funding;
  the Company’s ability to repatriate capital from the Juanicipio Mine the Company’s participation in equity investments;
  statements regarding the Company’s ability to meet business objectives and milestones; and
  other future events or developments.

When used in this release, any statements that express or involve discussions with respect to predictions, beliefs, plans, projections, objectives, assumptions or future events of performance (often but not always using words or phrases such as “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “goals”, “objectives”, “project”, “potential” or variations thereof or stating that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions), as they relate to the Company or management, are intended to identify forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to certain known and unknown risks, uncertainties and assumptions.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements contained in this release include, among others: MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican tax and legal regimes, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally.

Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements including amongst others: commodities prices; changes in expected mineral production performance; unexpected increases in capital costs or cost overruns; exploitation and exploration results; continued availability of capital and financing; general economic, market or business conditions; risks relating to the Company’s business operations; risks relating to the financing of the Company’s business operations; risks related to the Company’s ability to comply with restrictive covenants and maintain financial covenants pursuant to the terms of the Company’s senior secured revolving credit facility with the Bank of Montreal; risks relating to the operation of Juanicipio and the minority interest investment in the same; risks relating to the Company’s property titles; risks related to receipt of required regulatory approvals; pandemic risks; conflicts in Europe and the Middle East; the potential impact of any tariffs, countervailing duties or other trade restrictions; risks relating to the Company’s financial and other instruments; operational risk; environmental risk; political risk; currency risk; market risk; capital cost inflation risk; risk relating to construction delays; the risk that data is incomplete or inaccurate; the risks relating to the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing economic assessments and estimates, including the updated Technical Report filed on March 27, 2024; as well as those risks more particularly described under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2024 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and, other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedarplus.ca and www.sec.gov.

____________________________
1 Adjusted EBITDA, cash cost per ounce, all-in sustaining cost per ounce and free cash flow are non-IFRS measures, please see below “Non-IFRS Measures” section and section 12 of the Q1 2025 MD&A for a detailed reconciliation of these measures to the Q1 2025 Financial Statements.
2 Equivalent silver head grade and equivalent silver production have been calculated using the following price assumptions to translate gold, lead and zinc to “equivalent” silver head grade and “equivalent” silver production: $29/oz silver, $2,500/oz gold, $0.90/lb lead and $1.30/lb zinc.
3 Equivalent silver ounces sold have been calculated using realized prices to translate gold, lead and zinc to “equivalent” silver ounces sold (metal quantity, multiplied by metal price, divided by silver price). Three months ended March 31, 2025 realized prices: $33.60/oz silver, $3,031.18/oz gold, $0.89/lb lead and $1.25/lb zinc.
4 Results of and an update on the Deer Trail Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).
5 Results of and an update on the Larder Project were reported on February 24, 2025 (for more information, please see news release dated February 24, 2025 available under the Company’s SEDAR+ profile at www.sedarplus.ca).

For further information on behalf of MAG Silver Corp., please contact Fausto Di Trapani, Chief Financial Officer.
Phone: (604) 630-1399
Toll Free: (866) 630-1399
Email: info@magsilver.com